May 15, 2009

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	MPS Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 0-24484

Ladies and Gentlemen:

The following information is furnished in response to the letter dated May 1, 2009, setting forth the Staff’s comments regarding our Form 10-K for the fiscal year ended December 31, 2008 filed on February 27, 2009. For your convenience, we have restated in bold the comments contained in the Staff’s letter. Response numbers correspond to the comment numbers in the Staff’s letter.

Form 10-K

Management’s Discussion and Analysis

Critical Accounting Policies

Impairment of Tangible and Intangible Assets, page 16

1.	We note that goodwill accounted for 37% of total assets as of December 31, 2008. We note that revenues, operating income and segment income have declined in the fourth quarter due to the negative impact of the current economic environment. As a result of your impairment test of your reporting units as of October 1, 2008, you determined that a portion of your goodwill balance was not impaired. In light of the significance of your goodwill balance and your impairment charge, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•

Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, in the second paragraph of page 17 you disclose that you utilized the discounted cash flow approach in part. You should expand your discussion to disclose at a minimum:

1)	the discount rates for each reporting unit and how those discount rates were determined,

2)	how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

3)	your consideration of any market risk premiums.

•

Describe changes to the assumptions and methodologies, if any, since your last annual impairment test. In addition, refer to the first paragraph of page 17, and tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

•

Expand the disclosure in the second paragraph of page 17 to provide a more detailed description of how you applied the “guideline public company methodology”. Disclose the amount of control premiums you used for your estimates and tell us how they were determined.

•	Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reason for such changes.

•

If you determine that the fair value of any of your reporting units did not exceed its carrying value by a significant amount in your most recent impairment test, disclose the reporting unit’s carrying value and its fair value. Explain to us how the determination of significance was made. In addition, provide a sensitivity analysis of your most recent impairment test assumptions based upon reasonably likely changes.

•

For reporting units for which the fair value exceeded the carrying value by a significant amount, disclose the percentage by which the fair value of each reporting unit would have to decline in order to fail step one of your goodwill impairment test.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response: We intend to expand the Impairment of Tangible and Intangible Assets discussion in future filings to provide more disclosure around our accounting for goodwill. The following is the expanded disclosure that we would propose to include in future filings, based on the Impairment of Tangible and Intangible Assets disclosure on page 16 of the Form 10-K for the year ended December 31, 2008:

Impairment of Tangible and Intangible Assets

For acquisitions, we allocate the excess of the cost of the acquisition over the fair market value of the net tangible assets acquired first to identifiable intangible assets, if any, and then to goodwill. In connection with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, we are required to perform goodwill impairment reviews, at least annually, utilizing a fair-value approach. We evaluate goodwill for impairment using the two-step process prescribed in SFAS No. 142. In the first step we determine the fair value of each reporting unit utilizing a blended value of a discounted cash flow methodology and a guideline public company methodology. For purposes of this assessment our reporting units are our segments or the operating units one level below our segments. The fair value of the reporting unit is then compared to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets of that unit, goodwill is not impaired and no further testing is performed. The second step under the provisions of SFAS No. 142 is contingent upon the results of the first step. To the extent a reporting unit’s carrying value exceeds its fair value, we must perform a second more detailed impairment assessment. The second impairment assessment involves allocating the reporting unit’s fair value to its net assets, including identifiable intangible assets, in order to determine the implied fair value of the reporting unit’s goodwill as of the assessment date. The implied fair value of the reporting unit’s goodwill is then compared to the carrying amount of goodwill to quantify an impairment charge as of the assessment date. Identifiable intangible assets identified in this second impairment assessment include customer relationships, trade names and developed technology. We utilized income approach analyses to arrive at the fair values of these identifiable intangible assets.

In accordance with SFAS No. 142, we perform valuation testing annually as of October 1 and between tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We did not incur any goodwill impairment resulting from our valuation testing performed in the fourth quarters of 2007 and 2006. During the first three quarters of 2008, we did not experience significant adverse changes in the business climate that would cause us to accelerate the timing of our valuation testing. During the fourth quarter of 2008, we experienced the acceleration of certain negative trends in our business operations and financial results which were occurring in conjunction with evidence of a significant downturn in the macroeconomic conditions of the United States and the United Kingdom, the primary countries in which we do business. During the latter half of the fourth quarter of 2008, it became apparent that the deterioration of macroeconomic conditions in the United States and the United Kingdom would continue into 2009 resulting in a significant decrease in our revenues and profits. In addition, during the fourth quarter of 2008 we experienced a material decline in our market capitalization along with the valuations of our market comparable companies. Our valuation testing considered both the continued economic and market valuation deteriorations that occurred during the fourth quarter.

Based on the results of our valuation testing performed in the fourth quarter of 2008, we recorded a goodwill and intangible impairment charge of $379.3 million, or $303.4 million net of the related tax benefit. This goodwill and intangible impairment charge was comprised of $205.1 million for the reporting unit included in our North American IT Services segment, $94.3 million for reporting units included in our International Professional Services segment, $49.9 million for the accounting and legal reporting unit included in our North American Professional Services segment, and $29.9 million for the reporting unit included in our International IT Services segment. Our North American IT Services segment contains one reporting unit and the carrying amount of goodwill therein was $72.7 million as of December 31, 2008. Our International Professional Services segment contains the UK reporting unit and the other international reporting unit, and the carrying amount of goodwill as of December 31, 2008 was $43.8 million and $4.2 million, respectively. Our North American Professional Services segment contains the accounting & legal reporting unit, the engineering reporting unit and the healthcare reporting unit and the carrying amount of goodwill as of December 31, 2008 was $59.2 million, $55.6 million and $44.0 million, respectively. Our International IT Services segment contains one reporting unit and the carrying amount of goodwill therein was $13.8 million as of December 31, 2008.

As previously mentioned, we use a blended value of a discounted cash flow methodology and a guideline public company methodology to arrive at fair value for SFAS No. 142. We have historically utilized a blended value of these two methodologies to arrive at fair value. The discounted cash flow methodology establishes fair value by estimating the present value of the projected future cash flows to be generated from the reporting unit. The discounted cash flow methodology uses our projections of financial performance for a five-year period. The most significant assumptions used in the discounted cash flow methodology are the discount rate, the terminal value and expected future revenues, gross margins, operating margins, and working capital levels, which vary among reporting units. The discount rates applied to the projected future cash flows to arrive at the present value are based on building a weighted average cost of capital intended to reflect all risks of ownership and the associated risks of realizing the stream of projected future cash flows. The discount rates for each reporting unit, which were either 14% or 15%, were developed considering contemporaneous market data including the risk free rate of return on long-term treasury securities, beta indications from guideline companies, the risk associated with investing in similar equity securities, and the cost of debt for issuers of investment grade quality. The discount rates were lower than those used in the prior year goodwill impairment review due to a reduction in risk free market rates and perceived forecast risk, which more than offset an increase in market risk premiums. In addition, the discount rate conclusions were compared to rates published in a third party research report, as a test of reasonableness. Solely for purposes of establishing inputs for the fair value calculations described above related to goodwill impairment testing, we made the following assumptions. We assumed the current economic downturn would mirror the most recent economic downturn, which produced several quarters of sequential revenue declines, before rebounding at a moderate rate of growth, using unique assumptions for each reporting unit. In addition, we applied profitability assumptions consistent with each reporting unit’s historical trends at various revenue levels and, for years beyond 2013, used a 3% growth factor to calculate the terminal value at the end of five years for each unit.

While this rate is consistent with the growth factor used to calculate the terminal value in the prior year, the growth rates from 2010 through 2013 are significantly lower than those utilized in the prior year’s impairment testing.

The guideline public company methodology establishes fair value by comparing us to other publicly traded companies that are similar to us from an operational and economic standpoint. The guideline public company methodology compares us to the comparable companies on the basis of risk characteristics in order to determine our risk profile relative to the comparable companies as a group. This analysis generally focuses on quantitative considerations, which include financial performance and other quantifiable data, and qualitative considerations, which include any factors which are expected to impact future financial performance. The most significant assumptions affecting the market multiple methodology are the market multiples and control premium. The market multiples we use for each reporting unit are: a) enterprise value to revenue and b) enterprise value to EBITDA. A control premium represents the value an investor would pay above minority interest transaction prices in order to obtain a controlling interest in the respective company. We utilized a 20% control premium based on indications of premiums paid in transactions of controlling interests in employment services companies in 2007 and 2008.

In our engineering and healthcare reporting units, the fair value as determined in the first step of our goodwill impairment testing exceeded their respective carrying values. In order to evaluate the sensitivity of the fair value calculations on our goodwill impairment testing, we applied hypothetical decreases to these two units’ fair values. We determined that hypothetical decreases in fair value of at least 49% and 15% would be required before the engineering and healthcare reporting units, respectively, would have a carrying value in excess of its fair value.

As previously mentioned, the process of evaluating goodwill for impairment involves the determination of the fair values of our reporting units. Inherent in such fair value determinations are certain judgments and estimates relating to future cash flows, including our interpretation of current economic indicators and market valuations, and assumptions about our strategic plans with regard to our operations. To the extent additional information arises, market conditions change or our strategies change, it is possible that our conclusion regarding whether remaining goodwill is impaired could change and result in an additional goodwill and intangible impairment charge, which could have a material effect on our consolidated financial position or results of operations. Additional information on Goodwill can be found in Footnote 5 to the Consolidated Financial Statements.

We amortize the cost of identifiable intangible assets (either through acquisition or as part of our internally generated intellectual property) over their estimated useful lives unless such lives are deemed indefinite. We review our long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment charge is recognized. Otherwise, an impairment charge is not recognized. Measurement of an impairment charge for long-lived assets and identifiable intangibles would be based on the fair value of the asset. Included in the aforementioned goodwill and intangible impairment charge was a $2.5 million impairment charge to identifiable intangible assets.

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion and Analysis, page 15

Compensation Components, page 17

2.

We note that the compensation committee used pretax profit, gross profit, and diluted net earnings per share targets to determine annual cash bonus awards in 2008. In future filings, please disclose these targets to the extent they continue to be material to your compensation decisions and policies. You should also compare actual performance against the targets and quantify the discretionary adjustments made by the compensation committee. If you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for you to achieve the undisclosed targets. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. Provide as much detail as necessary without providing information that would result in competitive harm. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: We will expand these discussions in future filings to also disclose the specific targets used by the compensation committee to determine annual cash bonus awards to the extent they are material to our compensation decisions and policies. To the extent material, we will also expand our discussion of award attainment to include a comparison of actual performance against the targets and quantify any discretionary adjustments.

3.	In future filings, please provide a more detailed analysis of how and why the compensation committee determined the amount of equity awards granted to each named executive officer in 2008. This analysis should identify material quantitative and qualitative factors that contributed to the determination and explain material differences in the awards to each named executive officer.

Response: We will expand our discussion in future filings to include a more detailed analysis of how and why the compensation committee determined the amount of equity awards granted to each named executive officer. Our analysis will identify material quantitative and qualitative factors that contributed to the determination and explain material differences in the awards to each named executive officer.

We acknowledge that: (i) we are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, or if we may be of further assistance, please feel free to contact me at (904) 360-2869.

Very truly yours,

/s/ Robert P. Crouch
Robert P. Crouch
Senior Vice President, Treasurer and
Chief Financial Officer